PROXY VOTING RESULTS (UNAUDITED)
At an adjourned meeting of shareholders of the EQ/Global Bond PLUS Portfolio ("Portfolio") that was held on February 29, 2012, Class IA shareholders of the Portfolio voted on a proposal to approve a Shareholder Services and Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, for the
Class IA shares of the Portfolio. There were 2,069,416.000 Class IA shares represented at the meeting. 1,508,024.827
Class IA shares voted in favor of the proposal, 140,968.618 Class IA shares voted against the proposal, and
420,422.555 shares abstained.